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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
EMPIRE RESORTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

020732-20-2

(CUSIP Number)

Scott Kaniewski, CFO
Empire Resorts, Inc.
707 Skokie Blvd  Ste 600
Northbrook, IL  60062
(847) 418-3804

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2004

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.


CUSIP No. 020732-20-2

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Robert A. Berman


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)x


(b)

3.SEC Use Only

4.Source of Funds (See Instructions).OO


5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.Citizenship or Place of Organization   United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.
Sole Voting Power                                4,605,334



8.
Shared Voting Power                                      0


 9.
Sole Dispositive Power                           4,605,334



10.
Shared Dispositive Power                                 0


11.
Aggregate Amount Beneficially Owned by Each
Reporting Person                                 4,605,334


12.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X


13.
Percent of Class Represented by Amount in Row (11)  20.3%



14.
Type of Reporting Person (See Instructions) IN


 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 020732-20-2


1.
Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).


Watertone Holdings, LP


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a) X


(b)



3.SEC Use Only

4. Source of Funds (See Instructions) OO

5.Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6.
Citizenship or Place of Organization
United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.
Sole Voting Power                           4,565,010



8.
Shared Voting Power                                 0



9.
Sole Dispositive Power                      4,565,010



10.
Shared Dispositive Power                            0


11.
Aggregate Amount Beneficially Owned by Each
Reporting Person                            4,565,010


12.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)

13.
Percent of Class Represented by Amount in
Row (11)                                         20.1%

14.
Type of Reporting Person (See Instructions)
 PN

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No.   020732-20-2


1.
Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).


BKB, LLC


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a) X

(b)


3.SEC Use Only

4.Source of Funds (See Instructions) OO

5.Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization
United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7.
Sole Voting Power                       0



8.
Shared Voting Power                     0



9.
Sole Dispositive Power                  0



10.
Shared Dispositive Power                0


11.
Aggregate Amount Beneficially Owned by
Each Reporting Person                   0


12.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)


13.
Percent of Class Represented by Amount
in Row (11)                           0.0%



14.Type of Reporting Person (See
Instructions)  OO

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

This Amendment No. 4 amends the Schedule 13D originally filed on March 22, 2002 (the Original Schedule 13D), Amendment
No. 1 filed on May 8, 2002, amendment No. 2 filed on
December 12, 2002 and amendment No. 3 filed on January 28, 2003 by Robert A. Berman, Watertone Holdings, LP, BKB, LLC (the Reporting Persons)and Scott A. Kaniewski, Philip
Berman and New York Gaming, LLC, which related to the Common Stock, $.01 par value per share (the Common Stock), of Empire Resorts, Inc. (formerly named Alpha Hospitality Corporation, the Company), a Delaware corporation. The purpose of this Amendment No. 4 is to amend Item 5. The information contained in the Original Schedule 13D with respect to each of the other Reporting Persons is not affected by this amendment.


ITEM 5. 	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended in its entirety, as follows:

(a) The foregoing is based upon 22,702,896 shares of the Common Stock outstanding on the date hereof, as reported to the Reporting Persons by the Company.

As discussed more fully in Item 5(b) below, Robert A. Berman beneficially owns 4,605,334 shares of the Common Stock, representing 20.0% of the class. These include 1,090,004 shares owned directly by Robert Berman, options that are currently exerciseable for 279,189 shares, and 3,232,141 shares owned by Watertone Holdings, LP, in which Robert Berman holds a 46.3% interest. Robert Berman also indirectly holds a 23.7% interest in Watertone Holdings through Avon Road Partners, LP, representing an indirect beneficial ownership interest in 1,080,880 shares of Empire Resorts common stock held by Watertone Holdings, LP. Avon Partners LP is 3% owned by Debbie N. Berman and 9% by the Berman Family Trust. Debbie N. Berman and Philip Berman are co-trustees for the Berman Family Trust for the benefit of Mr. Berman s children and have joint power to vote or to direct the vote and joint power to dispose or to direct the disposition of its interests. Robert A. Berman disclaims beneficial ownership of such interests.


(b) Robert A. Berman has sole power to vote or dispose of 5,938,203 shares of the Common Stock, representing 26.2 % of the class. These include 1,090,004 shares owned directly by Robert Berman, options that are currently exerciseable for 279,189 shares, and 4,565,010 shares owned by Watertone Holdings, LP. BKB, LLC is the general manager of Watertone Holdings LP, and is 82% owned and controlled by Robert Berman. As General Manager of Watertone Holdings, LP, BKB, LLC, exercises sole power to vote and dispose of the shares owned by Watertone Holdings.


(c) On January 23, 2003, Watertone Holding, LP authorized the distribution of the New York Gaming, LLC shares to Watertone Holdings, LP. Simultaneously, BKB, LLC authorized the distribution of the Watertone Holdings, LP shares and its own shares to its Partners. Avon Road Partners, LP, a family limited partnership, whose General Partner is Robert
A. Berman, distributed its shares to its Limited Partners.

On January 8, 2004, the Company redeemed 2,392,857 shares of the Common Stock, formerly owned by the Bruanston Group and Beatrice Tollman, as to which Robert A. Berman had sole voting power to an irrevocable proxy. Robert A. Berman disclaimed beneficial ownership of such shares for any purpose other than voting.

On January 12, 2004, Watertone Holdings acquired 4,565,010
(or 20.1% of the class) as a result of a consolidation of interests between the company and Catskill Development LLC, in which it held a partnership interest. Except as disclosed above, none of the Reporting Persons has made any transactions in the Common Stock during the past sixty days.

(d) None

(e) On Janaury 23, 2003, Scott A. Kaniewski, Philip Berman,
Watertone Holdings, LP, BKB, LLC and New York Gaming, LLC eased to be the beneficial owners of more than 5 percent of the class. On January 12, 2004, Watertone Holdings, LP once again became beneficial owner of more than 5 percent of the class.

Signature
After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2003

/s/ Robert A. Berman

Robert A. Berman Watertone Holdings, LP
By: BKB, LLC, Its General Partner
By: /s/ Robert A. Berman

Robert A. Berman
Its Managing Member BKB, LLC
By: /s/ Robert A. Berman

Robert A. Berman
Its Managing Member